Exhibit 6.1

LICENSE AGREEMENT

This License Agreement (the “Agreement”), effective as of the last signature below (the “Effective Date”), is made between AVBJ, LLC, a Utah limited liability company, having an address of 7222 Clear Sky Lane, Eagle Mountain, Utah 84005 (“Licensor”) and GLID, LLC, a Utah limited liability company, having an address of 2701 North Thanksgiving Way, Suite 100, Lehi, Utah 84043 (“Licensee”). Licensor and Licensee are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Licensor owns certain proprietary rights related to methods and apparatuses for freight systems; and

WHEREAS, Licensee desires to obtain, and Licensor is willing to grant to Licensee, an exclusive license to such proprietary rights.

THEREFORE, the Parties, intending to be legally bound, hereby agree as follows:

AGREEMENT

1.	DEFINED TERMS

1.1              “Affiliate” means, with respect to either party, any present or future parent corporation, sister corporation, or subsidiary corporation, including any corporation under common ownership and control with either party.

1.2              “Improvements” shall mean and include any improvements, modifications, or amendments to the Proprietary Rights, whether made by Licensee or Licensor, or their respective employees, agents, or other representatives.

1.3              “Proprietary Rights” means any subject matter within any of the patents and patent applications listed in Exhibit A, and all patents issued from any divisions, reissues, reexaminations, continuations and/or continuations-in-part of such patents and applications.

1.4              “Territory” shall mean the world.

2.	LICENSE

2.1              Subject to the terms and conditions of this Agreement, Licensor grants Licensee and its Affiliates an exclusive license to make, use, sell, market, and distribute products and services under the Proprietary Rights within the Territory. Licensee and its Affiliates may not enter into sublicensing agreements for the Proprietary Rights or assign this Agreement, in whole or in part, without the prior written consent of Licensor.

2.2              Licensee agrees to use reasonable best efforts to develop and market the Proprietary Rights within the Territory.

2.3              All rights not expressly granted herein are expressly reserved and retained by Licensor.

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3.	CONSIDERATION

3.1              In consideration of the rights and licenses granted to Licensee herein, Licensee agrees to pay Licensor the royalty defined in Exhibit B (“Royalty”). The Royalty may be amended from time to time by written agreement of Licensor and Licensee.

3.1.1     If the Royalty paid to Licensor under this Agreement does not aggregate a minimum of $25,000 by the end of the Initial Term, Licensor may at its option terminate this Agreement or convert the licenses and rights granted to Licensee in this Agreement from exclusive to non-exclusive by providing Licensee with notice within 60 days after the end of the Initial Term.

3.2              All payments due hereunder shall be made in United States dollars and shall be paid in full, without deduction of taxes, exchange, collection, wiring fees, bank fees, or any other charges. Payment shall be paid to Licensor within 30 days following the last day of the calendar quarter in which the relevant sales occur. Fee payments shall be accompanied by a written report showing complete computations made in calculating the applicable fees. Any overdue payment will bear a late payment fee of 2% per month or, if lower, the maximum rate allowed by law, accruing from the payment due date.

3.3              Licensee shall keep accurate and complete books and records relating to this Agreement. Licensor shall have the right to order an independent audit of Licensee’s records not more than twice per calendar year during the Term of this Agreement to determine the accuracy of Licensee’s reports but for no other purpose, at Licensor’s expense, with reasonable notice given to Licensee regarding the identity of an independent auditor engaged to conduct the audit and the time and place of the audit. The independent auditor will be instructed to maintain any confidential information of Licensee confidential and to inform Licensor only regarding the accuracy of Licensee’s report(s).

4.	INTELLECTUAL PROPERTY

4.1              The Parties acknowledge and agree Licensor is sole and exclusive owner of all right, title, and interest in and to the Proprietary Rights.

4.2              Licensor agrees and acknowledges that Licensee shall be the sole and exclusive owner of any and all right, title and interest in and to all Improvements made solely by, conceived solely by, or developed solely by or funded solely by Licensee or Licensee in conjunction with any third party (“Licensee Improvements”). Licensee hereby grants and agrees to grant Licensor a non-exclusive, irrevocable, royalty-free, fully paid- up license to use, make, have made, import and/or sell Licensee Improvements outside of the United States for a period of 7 years commencing on termination of this Agreement. In the event Licensee or any acquiror of Licensee fails to pay the Royalty in full within two calendar quarters following the Initial Term, Licensee hereby grants and agrees to grant Licensor an exclusive, irrevocable, royalty-free, worldwide fully paid-up license, with the right to sublicense, to use, make, have made, import and/or sell Licensee Improvements.

4.3              Licensee agrees and acknowledges that Licensor shall be the owner of any and all right, title and interest in and to all Improvements made solely by, conceived solely by, developed solely by or funded solely by Licensor or Licensor in conjunction with any third party (“Licensor Improvements”). In the event any Improvements are made, conceived, or developed jointly by the Parties (“Joint Improvements”), the Parties shall be joint owners of any and all right, title and interest to Joint Improvements. The Parties agree that Licensor Improvements and Joint Improvements made during the Initial Term shall be automatically included in the Proprietary Rights and Licensor Improvements and Joint Improvements made after the Initial Term shall not be automatically included in the Proprietary Rights.

4.4              Licensee, at Licensee’s sole expense, shall have all rights to enforce the Proprietary Rights against infringement in the Territory or otherwise abate such infringement, to take (or refrain from taking) appropriate action to enforce the Proprietary Rights, to control any litigation or other enforcement action, and to enter into, or permit, the settlement of any such litigation or other enforcement action with respect to the Proprietary Rights. Such right includes the right to recover any damages awarded for or amounts paid in settlement of any actual or alleged infringement of the Proprietary Rights.

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4.5                In the event Licensee elects not to exercise its rights under Section 4.3 against a specific infringement, the Parties acknowledge and agree that all such rights associated with the specific infringement shall pass solely, automatically, and exclusively to Licensor, and that Licensee, at Licensee’s expense, will join any litigation or other enforcement action to the extent required by a court.

4.6              At the request of either Party, each Party shall execute, deliver and/or file all documents and do all other acts and things which the other Party reasonably deems necessary to make fully effective and to fully implement the provisions of this Section 4.

5.	REPRESENTATIONS AND WARRANTIES

5.1              Licensor represents and warrants that it is the rightful owner of the Proprietary Rights, that it has the right to grant the rights, licenses, and privileges granted herein.

5.2              Licensee makes NO REPRESENTATIONS OR WARRANTIES under this Agreement.

6.	TERM AND TERMINATION

6.1             Unless terminated as provided herein, this Agreement shall commence on the Effective Date and shall remain in effect until December 31, 2025 (the “Initial Term”) and shall be automatically renewed for successive one-year terms following the Initial Term (the “Additional Term”). The Initial Term and the Additional Term are collectively referred to as the “Term.”

6.2              This Agreement may be terminated at any time by mutual consent and written agreement of the Parties.

6.3              In the event of the sale of all or substantially all of Licensee’s assets, the transfer of ownership of Licensee, or the consolidation or merger of Licensee with or into a third party and the third party acquirer fails to pay the Royalty in full within two calendar quarters following the relevant transfer, consolidation, or merger, Licensor shall have the right to immediately terminate this Agreement and Licensee hereby grants and agrees to grant Licensor an exclusive, irrevocable, royalty-free, worldwide fully paid-up license, with the right to sublicense, to use, make, have made, import and/or sell Licensee Improvements.

6.4              Notwithstanding any other term herein, either Party may terminate this Agreement by thirty (30) days written notice of termination given to the other Party, if any of the following events should occur:

(i)	Any Party hereto becomes insolvent or discontinues its business;

(ii)	The insolvency or bankruptcy of any Party hereto and/or the appointment of a trustee or receiver or administrator in bankruptcy for any Party hereto;

(iii)	Failure of any Party to undertake any of its obligations set forth in this Agreement.

6.5              Notwithstanding the termination of this Agreement for any reason, nothing herein shall be construed to release either Party of any obligation that matured prior to the effective date of such termination. Moreover, Sections 4 through 8 shall survive any termination of this Agreement and remain in effect in accordance with their terms.

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7.	INDEMNIFICATION

7.1              Neither Licensor nor any of its members, owners, employees acting on its behalf, of Affiliates (collectively “Indemnified Parties”) will be responsible for any injury to or death of persons or other living things or damage to or destruction of property or any other loss, damage, or injury of any kind whatsoever (including special, indirect, or consequential damages) resulting from Licensee’s use of the Proprietary Rights under this Agreement.

7.2              Licensee agrees to indemnify the Indemnified Parties for all damages, costs, and expenses, including attorney’s fees, arising from Licensee’s use of the Proprietary Rights under this Agreement. Licensee shall cooperate with the Indemnified Parties in selecting counsel to represent the Indemnified Parties in any such action and in directing the defense against such action.

8.	MISCELLANEOUS

8.1              Licensee shall not assign or transfer its obligations under this Agreement without the prior written consent of Licensor. Licensor may freely assign this Agreement in whole or in part.

8.2              The failure of any party to insist on strict compliance with any of the terms, covenants, or conditions of this Agreement by any other Party shall not be deemed a waiver of that term, covenant or condition, nor shall any waiver or relinquishment of that right or power for all or any other times.

8.3              This Agreement shall be governed by and construed in accordance with the laws of the State of Utah, notwithstanding any choice of law provisions, and exclusive jurisdiction and venue shall exist in the courts in Salt Lake County, Utah.

8.4              This Agreement supersedes any other agreement, oral or written, and contains the entire Agreement between the Parties hereto on the subject matter hereof. No modification or amendment of this Agreement shall be of any force or effect unless in writing expressly referencing this Agreement and executed by both the Parties. If any one or more provisions of this Agreement shall be found to be illegal, invalid or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision of similar terms to the extent legally possible.

8.5              The Recitals are incorporated herein and made a part hereof. The Exhibits form an integral part of this Agreement and is incorporated herein. The Parties agree the Exhibits may be amended from time to time by written agreement of the Parties.

8.6              The Parties agree that this Agreement shall inure to the benefit of and be binding upon each of their respective agents, representatives, shareholders, officers, directors, attorneys, employees, assigns, subsidiaries, insurers, and predecessor or successor companies.

8.7              This Agreement may be executed in one or more counterpart copies, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

8.8              The undersigned represent and warrant that they have the authority to execute this Agreement on behalf of the respective Parties and to carry out the obligations imposed hereunder. The undersigned have read, understand and agree to the terms of this Agreement.

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IN WITNESS WHEREOF, both Parties by their authorized representatives have executed this Agreement on the dates shown below.

DATED 10-21-22.	DATED 10-21-22

AVBJ, LLC (Licensor)	GLID, LLC (Licensee)

/s/ Andrew Van Noy	/s/ Andrew Van Noy
By: Andrew Van Noy	By: Andrew Van Noy

Title: Member	Title: Member

/s/ Braden Jones	/s/ Braden Jones
By: Braden Jones	By: Braden Jones

Title: Member	Title: Member

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EXHIBIT A

Country	Serial No. / Patent No.	Filed / Issued	Title
US	63/407,041	15-Sep-2022	MULTI-MODAL FREIGHT SYSTEMS
US	63/333,025	20-Apr-2022	FREIGHT MOVING SYSTEM AND METHOD

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EXHIBIT B

Royalty

•	The Royalty shall be 3% of Gross Revenues beginning on the Effective Date and for the Term of this Agreement.

•	“Gross Revenues” shall mean the gross consideration received by or on behalf of Licensee that is derived, in whole or in part, from the Proprietary Rights. Revenues transferred as part of a non-monetary or intra corporate exchange shall be calculated at the customary sale price or fair market value invoiced to a third party in an arms- length transaction.

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